UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 6, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Executive Summary

At the end of 2022, Energea Portfolio 2 LLC created a series of single purpose entities (SPEs). These SPEs acquired, from multiple Brazilian developers, real estate leases and interconnections necessary for the construction of perspective solar projects.

Project Name	Entity Name
Diamantina II	Energea Diamantina II Ltda.
Formiga I	Energea Formiga I Ltda.
Formiga II	Energea Formiga II Ltda.
Naque	Energea Naque Ltda.

Key Information

On January 6th, 2022, the Federal Congress and Senate of Brazil approved the law 14.300/2022 which established the legal framework for distributed generation. Among many resolutions, this law set a 1-year transition period in which the economics of the projects would remain unchanged. After this period the new projects would start paying electric distribution system costs, which were not applicable before. Energea Portfolio 2 LLC, envisioning this transition at the beginning of 2023, acquired the aforementioned projects that are grandfathered in the old legislation.

These acquisitions will either remain owned and operated by Energea Portfolio 2 LLC or be sold. Either way, the Manager felt this a good investment for the Company. Projects which the Manager chooses to own on a long-term basis will obtain a more substantive Investment Committee Project Memorandums ("IC Memo") prior to initiating construction.

Project Review

Project Name	Entity Name	State	Size [MW]	Price Paid
Diamantina II	Energea Diamantina II Ltda.	Minas Gerais	2.5	R$ 600,368.60
Formiga I	Energea Formiga I Ltda.	Minas Gerais	2.5	R$ 600,368.60
Formiga II	Energea Formiga II Ltda.	Minas Gerais	1.5	R$ 360,221.20
Naque	Energea Naque Ltda.	Minas Gerais	2.5	R$ 600,368.60

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date January 6, 2023